UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 or 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2021

Commission File Number: 001-38452

MEREO BIOPHARMA GROUP PLC

(Translation of registrant’s name into English)

4th Floor, One Cavendish Place,

London, W1G 0QF, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Departure of Directors or Certain Officers.

On October 26, 2021, Mr. Kunal Kashyap rendered his resignation from the Board of Directors (the “Board”) of Mereo BioPharma Group plc (the “Company”) effective October 26, 2021 and the Company accepted his resignation. Mr. Kashyap confirmed to the Company that his decision to resign was not a result of any dispute or disagreement with the Company’s policies or practices.

Mr. Kashyap was a member of the Company’s Audit and Risk Committee and its Nomination and Corporate Governance Committee. As a result of Mr. Kashyap’s resignation, the composition of the Audit and Risk Committee was reduced from three members to two members and the Company is no longer in compliance with Nasdaq Listing Rule 5605(c)(2)(A), which requires that the audit committee of a listed company be composed of at least three independent directors. The Company intends to appoint a third independent member to its Audit and Risk Committee within the compliance cure period provided by the Nasdaq listing rules.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2021

MEREO BIOPHARMA GROUP PLC

By:	/s/ Charles Sermon
Name: Charles Sermon
Title: General Counsel